EXHIBIT 99.1

JOINT FILING AGREEMENT

February 14, 2025

   Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement as an exhibit thereto. This Joint Filing Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

   IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this Joint Filing Agreement to be executed and effective as of the date first written above.

   Dated: February 14, 2025

SRP Capital Advisors LLC
By: /s/ Ryan A. Turner
 Name: Ryan A. Turner
 Title: Manager

SRP Opportunities II, LP

By: SRP Opportunities II GP, LP, *its general partner*

By: SRPO-II GP Management, LP, *its general partner*

By: SRPO-II Holdings, LLC, *its member*

By: /s/ Ryan A. Turner
 Name: Ryan A. Turner
 Title: Managing Person

SRPO-II Partners I, LP

By: SRPO-II Partners I GP, LP, *its general partner*

By: SRPO-II GP Management, LP, *its general partner*

By: SRPO-II Holdings, LLC, *its member*

By: /s/ Ryan A. Turner
 Name: Ryan A. Turner
 Title: Managing Person

SRP Opportunities II GP, LP

By: SRPO-II GP Management, LP, *its general partner*

By: SRPO-II Holdings, LLC, *its member*

By: /s/ Ryan A. Turner
    Name: Ryan A. Turner
    Title: Managing Person

SRPO-II Partners I GP, LP

By: SRPO-II GP Management, LP, *its general partner*

By: SRPO-II Holdings, LLC, *its member*

By: /s/ Ryan A. Turner
    Name: Ryan A. Turner
    Title: Managing Person

SRPO-II Manager, LP

By: SRPO-II IM Holdings, LLC, *its general partner*

By: /s/ Ryan A. Turner
    Name: Ryan A. Turner
    Title: Managing Person

Crestwood Exploration Partners, LLC
By: /s/ Ryan A. Turner
    Name: Ryan A. Turner
    Title: Manager

Palmetto Investment Partners, LLC
By: /s/ Ryan A. Turner
    Name: Ryan A. Turner
    Title: Manager

Palmetto Investment Partners II, LLC
By: /s/ Ryan A. Turner
    Name: Ryan A. Turner
    Title: Manager

CWEP-SRPOII Investments, LLC
By: /s/ Ryan A. Turner
    Name: Ryan A. Turner
    Title: Manager

PIP-SRPOII Investments, LLC
By: /s/ Ryan A. Turner
    Name: Ryan A. Turner
    Title: Manager

PIPII-SRPOII Investments, LLC

By: <u>/s/ Ryan A. Turner</u>
    Name: Ryan A. Turner
    Title: Manager

Ryan Andrew Turner

By: <u>/s/ Ryan A. Turner</u>
    Name: Ryan A. Turner